UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.   )*
HYPERCOM CORPORATION
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)

44913M105
(CUSIP Number)
FP Hypercom Holdco, LLC
Letterman Digital Arts Center
One Letterman Drive, Building C - Suite 410
San Francisco, California 94129
Attention:  Keith Geeslin and Elza Gabriela K. Lichvárová
Telephone:  (415) 418-2900
with a copy to:
Michael J. Kennedy, Esq.
C. Brophy Christensen, Esq.
O’Melveny & Myers LLP
Embarcadero Center West
275 Battery Street, Suite 2600
San Francisco, California 94111
Telephone: (415) 984-8700
(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)
April 1, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No.	44913M105	Page 1 of 11 Pages

1	NAMES OF REPORTING PERSONS (entities only) FP Hypercom Holdco, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF, WC (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,544,000*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

10,544,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,544,000* (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.5% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	44913M105	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS (entities only) Francisco Partners II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF, WC (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,544,000*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

10,544,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,544,000* (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.5% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	44913M105	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS (entities only) Francisco Partners Parallel Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF, WC (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,544,000*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

10,544,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,544,000* (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.5% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	44913M105	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS (entities only) Francisco Partners GP II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF, WC (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,544,000*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

10,544,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,544,000* (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.5% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	44913M105	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS (entities only) Francisco Partners GP II Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF, WC (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,544,000*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

10,544,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,544,000* (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.5% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
*Consists of shares of Common Stock issuable upon conversion of the Warrant to Purchase Common Stock.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.
Item 1. Security and Issuer.
     This Statement on Schedule 13D (this “Statement”) relates to the shares of Common Stock, $0.001 par value per share (“Common Stock”), of Hypercom Corporation, a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 2851 West Kathleen Road, Phoenix, Arizona 85053.
Item 2. Identity and Background.
     (a) This Statement is being filed jointly by the following (each a “Reporting Person” and collectively, the “Reporting Persons”): (1) FP Hypercom Holdco, LLC, a Delaware limited liability company (“FP Holdco”), (2) Francisco Partners II, L.P., a Delaware limited partnership (“Francisco Partners II”), (3) Francisco Partners Parallel Fund II, L.P., a Delaware limited partnership (“Francisco Partners Parallel Fund”), (4) Francisco Partners GP II, L.P., a Delaware limited partnership (“Francisco Partners GP II”), (5) Francisco Partners GP II Management, LLC, a Delaware limited liability company (“Francisco Partners Management”). The agreement among the Reporting Persons relating to the joint filing of this statement is attached to this Schedule 13D as Exhibit 99.1.
     (b) The address of the principal executive office of each of the Reporting Persons is located at One Letterman Drive, Building C, Suite 410, San Francisco, California 94129.
     (c) The principal business of FP Holdco is to act as a holding company for various limited partnerships that are its members, including Francisco Partners II and Francisco Partners Parallel Fund, whose principal business is investing directly or indirectly in various companies. The principal business of each of Francisco Partners II and Francisco Partners Parallel Fund is to make direct and indirect investments in various companies. The general partner of each of Francisco Partners II and Francisco Partners Parallel Fund is Francisco Partners GP II. The principal business of Francisco Partners GP II is serving as the general partner of various limited partnerships, including Francisco Partners II and Francisco Partners Parallel Fund, whose principal business is investing directly or indirectly in various companies. The general partner of Francisco Partners GP II is Francisco Partners Management. The principal business of Francisco Partners Management is serving as general partner of Francisco Partners GP II and providing management services to Francisco Partners II and Francisco Partners Parallel Fund at the request of Francisco Partners GP II.
     (d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations and other minor offenses).
     (e) During the last five years, none of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Each of the Reporting Persons is organized under the laws of the State of Delaware.
Item 3. Source and Amount of Funds or Other Consideration.
     On April 1, 2008, Francisco Partners II assigned its interest in that certain Credit Agreement dated as of February 13, 2008 (the “Credit Agreement”), by and between the Company and Francisco Partners II, to FP Holdco pursuant to that certain Assignment and Assumption Agreement dated as of March 31, 2008, by and between Francisco Partners II and FP Holdco and that certain Administrative Agent Resignation and Successor Appointment and Acceptance Agreement dated as of March 31, 2008, by and among the Company, Francisco Partners II and FP Holdco. On April 1, 2008, the Company borrowed $60,000,000 from FP Holdco pursuant to the Credit Agreement (the “Loan”). In connection with the Loan, the Company issued a Warrant to Purchase Ten Million Five Hundred Forty-Four Thousand (10,544,000) shares of Common Stock of the Company to FP Holdco (the “Warrant”).

     The funds used by FP Holdco to make the Loan described above were obtained by FP Holdco from capital contributions by its members, who in turn obtained such funds from capital contributions by their partners and from the available funds of such entities.
Item 4. Purpose of Transaction.
     The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Company for investment purposes. The Reporting Persons intend to review continuously their position in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may retain or from time to time increase their holdings or dispose of all or a portion of their holdings, subject to any applicable legal and contractual restrictions on their ability to do so.
     Pursuant to that certain Registration Rights Agreement dated as of April 1, 2008 (the “Registration Rights Agreement”), by and between FP Holdco and the Company, Francisco Partners II has the right to nominate two (2) candidates for election to the Board of Directors of the Company. In connection with such nominations, the Company shall increase the size of the Board of Directors by the number of such nominations and appoint such nominees to fill the vacancies created thereby. On April 1, 2008, Francisco Partners II nominated Keith Geeslin for election to the Board of Directors of the Company, and in connection therewith the Company increased the size of the Board of Directors by one director and appointed Mr. Geeslin to serve as a director of the Company. Francisco Partners II intends to nominate an additional candidate as a second nominee to the Board of Directors of the Company in the future.
     In addition, the matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth herein.
     Except as set forth in this Item 4 (including the matters described in Item 6 below which are incorporated in this Item 4 by reference), the Reporting Persons have no present plans or proposals that relate to or that result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     (a) The Reporting Persons may be deemed to share beneficial ownership of 10,544,000 shares of Common Stock issuable upon exercise of the Warrant. The filing of this Statement shall not be construed as an admission that the Reporting Persons share beneficial ownership of these shares.
     As of March 3, 2008, there were 53,355,702 shares of Common Stock outstanding.
     FP Holdco would beneficially own 10,544,000 shares of Common Stock upon exercise of the Warrant, which would constitute approximately 16.5% of the outstanding shares of Common Stock. Francisco Partners II and Francisco Partners Parallel Fund, as members of FP Holdco, would beneficially own an aggregate of 10,544,000 shares of Common Stock upon exercise of the Warrant, which would constitute approximately 16.5% of the outstanding shares of Common Stock. Francisco Partners GP II, as the general partner of Francisco Partners II and Francisco Partners Parallel Fund, and Francisco Partners Management, as the general partner of Francisco Partners GP II, may be deemed to beneficially own an aggregate of 10,544,000 shares of Common Stock upon exercise of the Warrant, which would constitute approximately 16.5% of the outstanding shares of Common Stock. Except to the extent of their interests as members of FP Holdco, Francisco Partners II and Francisco Partners Parallel Fund expressly disclaim such beneficial ownership and the filing of this Statement shall not be construed as an admission that Francisco Partners II and Francisco Partners Parallel Fund are beneficial owners of the shares of Common Stock beneficially owned by FP Holdco. Except to the extent of its interests as general partner in Francisco Partners II and Francisco Partners Parallel Fund, Francisco Partners GP II expressly disclaims such beneficial ownership and the filing of this Statement shall not be construed as an admission that Francisco Partners GP II is a beneficial owner of the shares of Common Stock beneficially owned by FP Holdco. Except to the extent of its interest as general partner in Francisco Partners GP II, Francisco Partners Management expressly disclaims such beneficial ownership and the filing of this Statement shall not be construed as an admission that Francisco Partners Management is a beneficial owner of the shares of Common Stock beneficially owned by FP Holdco.
     By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Exchange Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those shares held by any other members of the group.
     (b) The Reporting Persons may be deemed to share beneficial ownership of 10,544,000 shares of Common Stock upon exercise of the Warrant to the extent that they may be deemed to share voting power of the shares of Common Stock issued upon such exercise. The filing of this Statement shall not be construed as an admission that the Reporting Persons share beneficial ownership of these shares.
     Because Francisco Partners Management is the general partner of Francisco Partners GP II, which is in turn the general partner of Francisco Partners II and Francisco Partners Parallel Fund, which in turn are members of FP Holdco, Francisco Partners Management may be deemed to have beneficial ownership of 10,544,000 shares of Common Stock issuable upon exercise of the Warrant, over which Francisco Partners Management has shared voting and dispositive power.
     Because Francisco Partners GP II is the general partner of Francisco Partners II and Francisco Partners Parallel Fund, which in turn are members of FP Holdco, Francisco Partners GP II may be deemed to have beneficial ownership of 10,544,000 shares of Common Stock issuable upon exercise of the Warrant, over which Francisco Partners GP II has shared voting and dispositive power.
     Because Francisco Partners II and Francisco Partners Parallel Fund are members of FP Holdco, Francisco Partners II and Francisco Partners Parallel Fund may be deemed to have beneficial ownership of 10,544,000 shares of Common Stock issuable upon exercise of the Warrant, over which Francisco Partners II and Francisco Partners Parallel Fund have shared voting and dispositive power.
     FP Holdco may be deemed to have beneficial ownership of 10,544,000 shares of Common Stock issuable upon exercise of the Warrant, over which it has shared voting and dispositive power with Francisco Partners II, Francisco Partners Parallel Fund, Francisco Partners GP II and Francisco Partners Management.
     The filing of this statement shall not be construed as an admission that any of the Reporting Persons share beneficial ownership for purposes of Section 13(d) of the Exchange Act.
     (c) Except as set forth in Item 3 above, no transactions in the Common Stock were effected during the past sixty days by the Reporting Persons.
     (d) None.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The matters set forth in Item 2, Item 3 and Item 4 are incorporated in this Item 6 by reference as if fully set forth herein.
Credit Agreement

     Pursuant to the Credit Agreement, the Company agreed to borrow from Francisco Partners II, and Francisco Partners II agreed to lend to the Company, $60,000,000. On March 31, 2008, Francisco Partners II assigned all of its interests in and to the Credit Agreement to FP Holdco, such that FP Holdco agreed to lend $60,000,000 to the Company. On April 1, 2008 (the “Closing”), the Company borrowed from FP Holdco $60,000,000.
     The foregoing summary of the Credit Agreement is not intended to be complete and is qualified in its entirety by reference to the Credit Agreement, a copy of which was filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on February 14, 2008.
Registration Rights Agreement
     Pursuant to the Registration Rights Agreement, the Company shall prepare, and, as soon as reasonably practicable but in no event later forty-five (45) days after April 1, 2008, file with the SEC a Registration Statement on Form S-3 for an offering to be made on a continuous basis pursuant to Rule 415 (each Registration Statement so filed shall be a “Shelf Registration Statement”), covering the resale of all of the shares of Common Stock issued or issuable upon exercise of the Warrant and any securities issued or issuable with respect to such shares (collectively, the “Registrable Securities”). The Company shall use its commercially reasonable best efforts to have the Shelf Registration Statement declared effective by the SEC as soon as reasonably practicable, but in no event later than the date which is one hundred twenty (120) days after April 1, 2008. In addition, each Investor (as defined therein) has certain piggyback registration rights with respect to the Registrable Securities.
     At all times until the date on which FP Holdco, together with its affiliates, no longer holds at least fifty percent (50%) of the principal amount of the Loan made pursuant to the Credit Agreement, Francisco Partners II shall have the right to nominate two (2) candidates for election to the Board of Directors of the Company (each, an “FP Director Nominee”). After the date on which FP Holdco, together with its affiliates, no longer hold at least fifty percent (50%) of the principal amount of the Loan made pursuant to the Credit Agreement, at all times until the date on which FP Holdco, together with its affiliates, no longer hold at least at least twenty-five percent (25%) of the principal amount of the loan originally made pursuant to the Credit Agreement, Francisco Partners II shall have the right to nominate one (1) candidate for election to the Board of Directors of the Company (also, an “FP Director Nominee”).
     The foregoing summary of the Registration Rights Agreement is not intended to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which was filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on April 2, 2008.
     Based on the foregoing and the transactions and relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The filing of this statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.
Item 7. Material to Be Filed as Exhibits.

99.1	Joint Filing Agreement dated April 8, 2008, by and among FP Hypercom Holdco, LLC, Francisco Partners II, L.P., Francisco Partners Parallel Fund II, L.P., Francisco Partners GP II, L.P. and Francisco Partners GP II Management, LLC.

SIGNATURE
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2008
FP HYPERCOM HOLDCO, LLC
	By:	Francisco Partners II, L.P., General Partner
	By:	Francisco Partners GP II, L.P., General Partner
	By:	Francisco Partners GP II Management, LLC,
General Partner

	By:	/s/ Keith Geeslin

Name: Keith Geeslin
Title: Managing Member

FRANCISCO PARTNERS II, L.P.
	By:	Francisco Partners GP II, L.P., General Partner
	By:	Francisco Partners GP II Management, LLC,
General Partner

	By:	/s/ Keith Geeslin

Name: Keith Geeslin
Title: Managing Member

FRANCISCO PARTNERS PARALLEL FUND II, L.P.
	By:	Francisco Partners GP II, L.P., General Partner
	By:	Francisco Partners GP II Management, LLC,
General Partner

	By:	/s/ Keith Geeslin

Name: Keith Geeslin
Title:Managing Member

FRANCISCO PARTNERS GP II, L.P.
	By:	Francisco Partners GP II Management, LLC,
General Partner

	By:	/s/ Keith Geeslin

Name: Keith Geeslin
Title: Managing Member

FRANCISCO PARTNERS GP II MANAGEMENT, LLC
	By:	/s/ Keith Geeslin

Name: Keith Geeslin
Title: Managing Member

INDEX TO EXHIBITS

Exhibit
Number	Document

99.1	Joint Filing Agreement dated April 8, 2008, by and among FP Hypercom Holdco, LLC, Francisco Partners II, L.P., Francisco Partners Parallel Fund II, L.P., Francisco Partners GP II, L.P. and Francisco Partners GP II Management, LLC.